Exhibit 99.1

news release

Encana discloses environmental, social and governance performance in annual

Corporate Responsibility Report

Report profiles company’s efforts in managing risks

CALGARY, Alberta (June 3, 2013) – Encana Corporation (TSX, NYSE: ECA) has released its 2012 Corporate Responsibility Report, detailing the company’s environmental, social and governance (ES&G) performance for the past calendar year. The data in this year’s report is structured based on nine overarching ES&G priorities, which the company has identified as key to its success moving forward.

Highlights from the report include:

•	Ongoing investment in leading-edge technologies that improve the company’s environmental performance and operational efficiency. In 2012, Encana invested over $11 million through our Environmental Innovation Fund (EIF). The internal rate of return on projects funded through the EIF is approximately 72 percent. Cumulative emissions avoided now total 900,000 tonnes of carbon dioxide equivalent and the cumulative natural gas recovered is approximately 6.81 billion cubic feet.

•	Continued implementation of Encana’s Responsible Products Program in managing hydraulic fracturing fluid additives. Encana assessed in excess of 350 fluid system products across our operations in 2012. The program was also one of three initiatives which earned the company the President’s Award in the Canadian Association of Petroleum Producers’ 2013 Responsible Canadian Energy Awards.

•	Significant accomplishments in land and spill management including the reclamation of 434 acres of land and a significant drop in spill volumes over previous years.

•	Sustained efforts to implement the use of natural gas as a fuel source, both within Encana’s operations and throughout North America’s energy and transportation infrastructure. Examples include the commissioning of a liquefied natural gas (LNG) facility in Alberta and the opening of a public LNG station in Louisiana.

•	Strategic partnerships with post-secondary institutions, industry peers, regulators and other groups on a number of topics of material importance to Encana including baseline water resource studies, hydraulic fracturing operations, silica exposure and fugitive emissions.

“This report outlines how corporate responsibility – including responsible development practices and strong governance – helps manage risks and creates opportunities for Encana to improve the way we operate,” explains Bob Grant, Executive Vice-President, Corporate Development, EH&S and Reserves. “Although the report is designed first and foremost as a disclosure of our annual performance, it also gives our internal and external stakeholders a sense of how we intend to manage our ES&G priorities in the future.”

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For more information on the company’s 2012 corporate responsibility performance, visit www.encana.com/cr2012. Detailed performance metrics for the past three reporting years are also included.

Encana Corporation

Encana is a leading North American energy producer focused on pursuing the highest returns from its significant portfolio of natural gas, oil and natural gas liquids. Recognized for its expertise in resource play development, Encana is a disciplined, innovative company committed to responsible development. Its common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com.

FOR FURTHER INFORMATION:

INVESTOR CONTACT:

Lorna Klose

Manager, Investor Relations

(403) 645-6977

Patti Posadowski

Advisor, Investor Relations

(403) 645-2252

MEDIA CONTACT:

Jay Averill Manager, Media Relations

(403) 645-4747

Doug McIntyre

Advisor, Media Relations

(403) 645-6553

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